SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 1-267

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLEGHENY ENERGY EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLEGHENY ENERGY, INC.

800 Cabin Hill Drive

Greensburg, Pennsylvania 15601

Allegheny Energy

Employee Stock Ownership and Savings Plan

Page No.
Signatures	3

Report of Independent Registered Public Accounting Firm	5

Financial Statements:

Statements of Net Assets Available for Benefits as of December 29, 2004 and 2003	6

Statement of Changes in Net Assets Available for Benefits for the Fiscal Year Ended December 29, 2004	7

Notes to Financial Statements	8

Supplemental Schedule:

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	14

Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Note:

Other schedules required by Section 2520.103-10 of the Department of Labor’s

Rules and Regulations for Reporting and Disclosure under the Employee

Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Allegheny Energy Employee Stock Ownership and Savings Plan

/s/ JEFFREY D. SERKES
Date: June 27, 2005	Jeffrey D. Serkes Senior Vice President and Chief Financial Officer Allegheny Energy, Inc.

Allegheny Energy

EMPLOYEE STOCK OWNERSHIP AND

SAVINGS PLAN

Financial Statements

December 29, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Allegheny Energy Employee Stock

Ownership and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Allegheny Energy Employee Stock Ownership and Savings Plan (the Plan) at December 29, 2004 and 2003, and the changes in net assets available for benefits for the fiscal year ended December 29, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania

June 15, 2005

Allegheny Energy

Employee Stock Ownership and Savings Plan

Statements of Net Assets Available for Benefits

As of December 29, 2004 and 2003

($000’s)

	December 29, 2004	December 29, 2003
ASSETS

Cash and cash equivalents	$188	$130
Investments at fair value (Notes 2, 3, and 4)	535,289	447,998

Total assets	535,477	448,128

LIABILITIES

Accrued expenses	4	—

Net assets available for benefits	$535,473	$448,128

The accompanying notes are an integral part of these financial statements.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Fiscal Year Ended December 29, 2004

($000’s)

ADDITIONS
Additions to net assets attributed to:
Investment income: (Notes 2, 3, and 4)
Net appreciation in fair value of investments	$74,786
Dividend and interest income	4,912

Contributions: (Note 1)
Employer	7,786
Participants	24,362

Total additions		111,846

DEDUCTIONS
Deductions from net assets attributed to: (Notes 1 and 2)
Benefits paid to participants	24,478
Administrative expenses	4
Other	19

Total deductions		24,501

Net increase		87,345

Net assets available for benefits:
Beginning of the period		448,128

End of period		$535,473

The accompanying notes are an integral part of these financial statements.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements

December 29, 2004 and 2003

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Allegheny Energy Employee Stock Ownership and Savings Plan (the Plan) is intended to give a general summary of its principal provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

GENERAL:

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has two segments: a savings segment and a stock ownership segment. The savings segment entitles participants to contribute up to 18% of their eligible earnings with additional matching contributions as described below provided directly by Allegheny Energy Service Corporation (AESC), the Plan sponsor. The AESC contributions are subsequently reimbursed to AESC by its affiliates for which it provides staffing services. The employee stock ownership segment of the Plan enabled employees to become beneficial owners of the common stock of Allegheny Energy, Inc. (the Company) through tax credits that ended with the plan year 1986. Members remain in this segment of the Plan and can be credited with additional shares of common stock through dividend reinvestments.

PARTICIPATION:

All full-time employees of AESC not represented by a collective bargaining unit are eligible to participate in the Plan. Part-time and temporary employees are eligible to participate if they are scheduled to work at least 1,000 hours in a year.

Employees represented by a collective bargaining unit that has entered into a written agreement with AESC that provides for participation in the Plan are also eligible to participate.

CONTRIBUTIONS:

The Plan allows each participating employee to contribute through payroll deductions from 2% to 12% of their pre-tax earnings to any investment option within the Plan. Under Federal law, the maximum contribution from pre-tax earnings was $13,000 for 2004 and $12,000 for 2003. AESC makes a matching contribution of 50% of the first 6% of pre-tax earnings contributed by a participant. Participants can elect after-tax contributions up to 6% of their compensation in 1% increments. AESC does not match after-tax contributions.

Participant pre-tax and post-tax contributions are paid directly to the Plan’s trustee two to three business days after payroll is paid. AESC’s matching contribution is made to the trustee on a quarterly basis and can be made in cash, Company common stock, or both. In 2004, AESC’s contributions were made in a combination of cash and Company common stock. When AESC’s contribution is made in cash, cash is used to purchase Company common stock which is valued at the average of all shares of common stock purchased on the open market during a two day period at the end of a quarter, excluding any related fees or commissions, which are paid for by AESC. When AESC’s contribution is made in Company common stock, the Company common stock is valued at the average of the daily high and low prices for the ten (10) consecutive trading days immediately preceding the date of transfer to the Trustee.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements

December 29, 2004 and 2003

CONTRIBUTIONS CONTINUED:

Beginning January 1, 2002, participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual elective deferral limit ($13,000 in 2004). An individual’s total catch-up contributions during 2004 cannot exceed $3,000. This limit increases by $1,000 each year until it reaches $5,000 in 2006. After 2006, the limit will be indexed for inflation.

COMPANY COMMON STOCK:

Effective December 30, 2001, participants have the option to have any dividend payable, with respect to Company common stock held on the record date for such dividend, to be credited to the participant’s account or to be paid in cash directly to the participant. In connection with this, the Plan converted the Company common stock in the savings segment of the Plan into an Employee Stock Ownership and Savings Plan (ESOSP) as defined under Internal Revenue Code Section 4975(e)(7).

The Plan has been amended so that effective July 1, 2002, all participants have the option of either continuing to hold Company common stock credited to their account through employer match or pre-1987 ESOSP shares, or selling any or all of those shares and reinvesting in other investment options in the Plan.

ALLOCATION:

Company contributions to the employee stock ownership segment of the Plan ceased with the Plan year 1986. Investment earnings are allocated to members based on their cumulative share allocation. The contributions to the savings segment of the Plan are allocated based on the investment elections made by each participant. Dividend and interest income, as well as capital gains distributions are allocated based upon the ratio of each participant’s investment in any selected fund to the total investment of all participants in such fund.

VESTING:

Participants are immediately fully vested in all participant contributions and earnings attributable to such contributions. Participants are fully vested in AESC’s contribution after 12 months of service.

FORFEITURES:

Any participant who has terminated employment with AESC will forfeit the non-vested portion of his/her account and the forfeiture will be applied to reduce contributions made by AESC to the ESOSP. A forfeiture will occur at the earlier of the date the participant has received a distribution from the Plan or after five consecutive one year breaks in service. The amount of forfeitures in the Plan year ended December 29, 2004 was $10,394.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements

December 29, 2004 and 2003

PARTICIPANT LOANS:

An employee who has participated in the savings segment for at least one year may borrow on his or her account balance subject to the provisions described in the Plan. The principal amount of an employee’s loan may not exceed the lesser of 50% of the pre-tax contributions and rollover account balance or $50,000, reduced by the difference between the highest outstanding loan balance during the preceding 12-month period and the outstanding loan balance on the date the new loan is to be made.

PAYMENT OF BENEFITS:

Shares allocated to a participant’s account under the employee stock ownership segment of the Plan will be distributed to the participant or the participant’s designated beneficiary in a lump-sum payment upon termination of employment, retirement, or death or upon the election to receive the distribution of a deferred account.

A participant’s account in the savings segment of the Plan will be distributed to the participant or the participant’s designated beneficiary in a lump-sum payment either upon election to receive distribution of a deferred account or, unless deferral has been elected, upon termination of employment, retirement, or death. The participant may elect to make a withdrawal of post-tax contributions and earnings at any time. A withdrawal of an active participant’s pre-tax contribution can be made, provided that (1) the participant first withdraws all amounts in the post-tax account, (2) the withdrawal is based on an immediate financial need created by hardship, and (3) the Employee Benefits Committee grants its approval.

A participant, who retires or terminates employment (excluding death) prior to attaining age 55 and whose total account balance is $5,000 or more (excluding rollover contributions), may elect to defer receipt of his/her distribution until any time after attaining age 55. A participant who defers retirement and attains age 70 1/2 will receive a distribution from the Plan no later than April 1 of the calendar year following the calendar year in which he or she attains age 70 1/2, or April 1 of the calendar year following termination of employment, if later.

Benefits are recorded when paid.

ADMINISTRATION:

The Plan is administered by the Employee Benefits Committee, which is appointed by AESC’s Chief Executive Officer. Plan assets are held in trust under an arrangement with T. Rowe Price Trust Company (Trustee) and the record keeping with respect to individual participant accounts is maintained by T. Rowe Price Retirement Plan Services, Inc., (both wholly-owned subsidiaries of T. Rowe Price Associates, Inc.) based on information furnished by AESC and the participants.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements

December 29, 2004 and 2003

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

GENERAL:

The Plan’s financial statements are presented on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION:

The investments are stated at fair market value based on quoted market prices at the close of the Plan year. Participant loans are valued at cost, which approximates fair market value. Cash and cash equivalents represent amounts in a settlement account for subsequent purchases or for sales not settled at year-end and amounts in the Prime Reserve II money market fund. Security transactions are accounted for on the trade date basis; dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

PARTY IN INTEREST:

The Plan invests in certain funds managed by the Trustee and the common stock of the Company. The income of the Plan is derived from these funds and the common stock of the Company; therefore, these transactions qualify as party-in-interest transactions under ERISA.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in participant directed funds. These funds consist of assets held primarily in mutual funds and Company common stock, with the underlying assets consisting of any combination of stocks, bonds, or fixed income securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

ADMINISTRATIVE EXPENSES:

Substantially all administrative expenses are paid by AESC on behalf of the Plan. Any remaining administrative expenses paid by the Plan are recorded on the accrual basis of accounting.

OTHER:

Other deductions represent loan administrative fees deducted directly from participant’s accounts.

NOTE 3 - INVESTMENT OPTIONS

Plan participants are able to invest in any combination of Company common stock and eleven investment options offered by T. Rowe Price Investment Company. Participants are able to have payroll-deducted salary deferrals invested and are able to voluntarily move their salary deferrals and company contributions in to and out of the Company common stock and the other eleven investment options. The Company has put in place restrictions on the purchase or sale of Company common stock to attempt to prohibit “insider trading.” “Safe harbor” periods have been established during which any transactions in Company common stock by certain employees may be undertaken.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements

December 29, 2004 and 2003

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets (dollar amounts in thousands).

	Fair Value at December 29,
	2004	2003
Allegheny Energy, Inc. common stock, 6,882,987 and 6,482,862 shares, respectively	$135,044	$83,759

T. Rowe Price Funds:
Equity Index Trust, 2,406,181 and 2,498,744 shares, respectively	82,340	76,961
Blue Chip Growth Fund, 3,257,526 and 3,329,756 shares, respectively	100,853	94,732
New America Growth Fund, 1,092,448 and 1,063,272 shares, respectively	36,226	31,781
New Income Fund, 2,808,175 and 2,821,538 shares, respectively	25,470	25,535
Summit Cash Reserves Fund, 36,607,843 and 36,857,041 shares, respectively	36,608	36,857
Spectrum Growth Fund, 1,912,277 and 1,781,785 shares, respectively	32,222	26,317

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollar amounts in thousands):

Mutual Funds	$29,537
Company common stock	45,249

Total	$74,786

Allegheny Energy

Employee Stock Ownership and Savings Plan

Notes to Financial Statements

December 29, 2004 and 2003

NOTE 5 - PLAN TERMINATION

The Board of Directors of AESC reserves the right to amend and terminate the Plan without the consent of any employee, participant, beneficiary, or other person, provided that no such amendment or other modification to the Plan shall make it possible for any part of the Plan’s funds to be used for, or diverted to, purposes other than for the exclusive benefit of participants and beneficiaries under the Plan (other than such part as is required to pay administrative expenses). In the event of plan termination, all participants will become fully vested in their account balances. The Plan is neither subject to nor insured by the Pension Benefit Guaranty Corporation established by ERISA.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 2003 that the Plan, and the related trust, are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and remained exempt from federal income tax. The Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Allegheny Energy

Employee Stock Ownership and Savings Plan

Plan Number: 002

Employer Identification Number: 13-1993896

Schedule H, Line 4(i): Schedule of Assets (Held at End of Year)

As of December 29, 2004

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Common stock:
*	Allegheny Energy, Inc.	Common Stock	$135,044,210

	Registered investment company:
*	T. Rowe Price	Blue Chip Growth Fund	100,853,018
*	T. Rowe Price	Equity Index Trust	82,339,507
*	T. Rowe Price	Summit Cash Reserves Fund	36,607,843
*	T. Rowe Price	New America Growth Fund	36,225,577
*	T. Rowe Price	Spectrum Growth Fund	32,221,870
*	T. Rowe Price	New Income Fund	25,470,147
*	T. Rowe Price	Small-Cap Stock Fund	23,790,947
*	T. Rowe Price	International Stock Fund	20,140,715
*	T. Rowe Price	Science & Technology Fund	12,040,489
*	T. Rowe Price	Spectrum Income Fund	10,383,817
*	T. Rowe Price	Equity Income Fund	7,169,685

	Subtotal		522,287,825

*	Participant Loans (5.0% to 11.5%)		13,001,654

	Uninvested Cash and Cash Equivalents		187,649

	Total investments		$535,477,128

*	Represents a party-in-interest for which a statutory exemption exists.